November 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng

Re:	Cascade Acquisition Corp.
Registration Statement on Form S-1
Filed October 7, 2020, as amended
File No. 333-249354

Dear Ms. Mills-Apenteng:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the underwriters, hereby joins in the request of Cascade Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Daylight Time on November 19, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 1,000 copies of the Preliminary Prospectus dated November 16, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
MORGAN STANLEY & CO. LLC
as Representatives of the Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Frank McGee
Name: Frank McGee
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Neil Guha
Name: Neil Guha
Title: Executive Director

[Signature Page to Underwriter Acceleration Request Letter]